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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2003

Commission File Number ________________________

S U P E R – S O L   L t d .
(Translation of registrant’s name into English)

30 Shmotkin Binyamin St., Rishon Le-Zion 75363, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12b3-2(b):82- ______________________.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2004 Linda Shafir General Counsel & Corporate Secretary * Print the name and title under the signature of the signing officer.	S U P E R - S O L L t d . (Registrant) BY: —————————————— (Signature) *

SEC 1815 (11-20)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Form 075
Public

SUPER-SOL LTD
Registration Number: 520022732
The Corporation’s Stock is traded on the Tel Aviv Stock Exchange
Short Name: Supersol
Address: P.O.B 15103, Rishon Lezion 75363
Phone: 03-9481727, 03-9481521, Fax: 03-9485817
Email: lindas@supersol.co.il

To:	To:
Israel Securities Authority	Tel Aviv Stock Exchange
www.isa.gov.il	www.tase.co.il

Immediate Report in respect of changes in shareholders’ registry
Section 31(e) of the Securities Regulations (Immediate and Periodic Reports), 5730 – 1970

The Corporation hereby reports that on December 2003, the Corporation’s shareholders’ registry changed, as a result of shares transfer.

 1

 Name of the registered shareholder whose account has changed: Dr. Philip Simon .D.D.S

 Type of Identification Number: ______________________________

 Identification Number: _________________

 Details of change: 974 shares were transferred from Dr. Philip Simon .D.D.S's account to Mrs. Jean Ruth
 Simon's account

 2

 Name of the registered shareholder whose account has changed: Mrs. Jean Ruth Simon

 Type of Identification Number: Social Security

 Identification Number: 118005446

 Details of change: 974 shares were transferred to Mrs. Jean Ruth Simon's account from Dr. Philip Simon's
D.D.S account.

The time and date on which the Corporation has been aware of this event or issue:

Date: 10/12/2003 Time: 14:00 p.m.